EXHIBIT 99.1

Skycorp Solar Group Limited Announces Regaining Compliance with Nasdaq Minimum Bid Price Requirement

NINGBO, China, April 28, 2026 (GLOBE NEWSWIRE) -- Skycorp Solar Group Limited (“Skycorp” or the “Company”) (NASDAQ: PN), a solar PV product provider engaged in the manufacture and sale of solar cables and solar connectors, announced today that on April 27, 2026, the Company received a formal notification letter from the Nasdaq Listing Qualifications Department confirming that the Company has regained compliance with the minimum bid price requirement for continued listing on The Nasdaq Stock Market.

Previously on October 30, 2025, Nasdaq notified the Company that its Class A Ordinary Shares failed to maintain a minimum closing bid price of $1.00 per share over the previous 30 consecutive business days, as required by the Listing Rules.

The recent notification from Nasdaq indicated that for the 10 consecutive business days from April 13, 2026, to April 24, 2026, the closing bid price of the Company's Class A Ordinary Shares was at $1.00 per share or greater. Accordingly, the Company has regained compliance with Listing Rule 5550(a)(2), and Nasdaq has stated that this matter is now closed.

About Skycorp Solar Group Limited

Skycorp Solar Group Limited is a solar photovoltaic (PV) product provider focused on manufacturing and selling solar cables and connectors. Our operations are managed through our subsidiaries, including Ningbo Skycorp Solar Co., Ltd., in China.

The Company’s mission is to become a green energy solutions provider by utilizing solar power and delivering eco-friendly solar PV products. By leveraging the Company’s expertise in solar technologies and relationships with worldwide clients, it aims to expand offerings of solar PV products and energy solutions for enterprise customers. For more information, please visit: https://ir.pnrenewables.com/.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may,” “will,” “intend,” “should,” “believe,” “expect,” “anticipate,” “project,” “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, factors discussed in the “Risk Factors” section of the registration statement filed with the SEC. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the SEC, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Skycorp Solar Group Limited

Cathy Li

Investor Relations

Email: pr@pnrenewables.com

Tel: +86 185 0252 9641 (CN)

WFS Investor Relations Inc.

Connie Kang

Partner

Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)